As filed with the Securities and Exchange Commission on December 13, 2011

Securities Act File No. 333-176860

Investment Company Act File No. 811-8777

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

☐	Registration Statement Under the Securities Act of 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 1

and/or

☒	Registration Statement Under the Investment Company Act of 1940

☒	Amendment No. 7

Credit Suisse High Yield Bond Fund

(Exact Name of Registrant as Specified In Charter)

Eleven Madison Avenue

New York, New York 10010

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 212-325-2000

John G. Popp

Credit Suisse High Yield Bond Fund

Eleven Madison Avenue

New York, New York 10010

(Name and Address of Agent For Service)

Copies of information to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-176860 and 811-8777) of Credit Suisse High Yield Bond Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No.1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C

Other Information

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A — Financial Highlights.

Part B — Unaudited financial statements for the fiscal period ended April 30, 2011 are incorporated by reference herein to the Fund’s semi-annual report for the fiscal period ended April 30, 2011. Audited financial statements for the fiscal year ended October 31, 2010 are incorporated by reference herein to the Fund’s annual report for the fiscal year ended October 31, 2010.

2. Exhibits

(a)(1)	Agreement and Declaration of Trust(1)

(a)(2)	Certificate of Amendment to Agreement and Declaration of Trust, dated February 6, 2001(4)

(a)(3)	Certificate of Amendment to Agreement and Declaration of Trust, dated May 31, 2001(4)

(a)(4)	Certificate of Amendment to Agreement and Declaration of Trust, dated April 10, 2002(4)

(a)(5)	Certificate of Amendment to Agreement and Declaration of Trust, dated August 16, 2007(4)

(b)(1)	Bylaws(1)

(b)(2)	Amendment to Bylaws, dated May 31, 2001(4)

(c)	Not applicable

(d)	Provisions of instruments defining the rights of holders of securities are contained in the Registrant’s Agreement and Declaration of Trust and Bylaws, each as amended.

(e)	Dividend Reinvestment and Cash Purchase Plan(4)

(f)	Not applicable

(g)	Amended and Restated Investment Advisory Agreement with Credit Suisse Asset Management, LLC dated December 1, 2006(4)

(h)	Sales Agreement with JonesTrading Institutional Services LLC dated December 8, 2011, filed herewith.

(i)	Not applicable

(j)	Custodian Agreement with State Street Bank and Trust Company dated October 20, 2000.(2)

(k)(1)	Registrar, Transfer Agency and Services Agreement with EquiServe, Inc. dated August 1, 2003(4)

(k)(2)	Administration Agreement with State Street Bank and Trust Company dated June 7, 2002(4)

(k)(3)	Credit Agreement with State Street Bank and Trust Company dated December 12, 2008(4)

(k)(4)	Amendment No. 1 to Credit Agreement dated December 11, 2009(4)

(k)(5)	Amendment No. 2 to Credit Agreement dated December 10, 2010(5)

(k)(6)	Security Agreement with State Street Bank and Trust Company dated December 12, 2008(4)

(l)	Opinion and Consent of Richards, Layton & Finger, P.A.(6)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(6)

(o)	Not applicable

(p)	Initial Capital Agreement(1)

(q)	Not applicable

(r)(1)	Global Personal Trading Policy for Registrant, Credit Suisse Asset Management, LLC and CSAMSI dated October 29, 2010; and Asset Management Divisional Supplement dated October 22, 2009 (3)

(r)(2)	Code of Ethics of the Investment Adviser(3)

(s)	Power of Attorney(5)

(1)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-2, filed on July 24, 1998 (File No. 333-52373).

(2)	Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of Credit Suisse Trust, filed on November 22, 2000 (Securities Act File No. 33-58125).

(3)	Incorporated by reference to Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A of Credit Suisse Trust, filed on April 19, 2011 (Securities Act File No. 33-58125).

(4)	Incorporated by reference to the Trust’s Registration Statement on Form N-2, filed on August 4, 2010 (File No. 333-168531)

(5)	Incorporated by reference to the Trust’s Registration Statement on Form N-2, filed on September 15, 2011 (File No. 333-176860).

(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement filed on Form N-2, filed on November 18, 2011 (Securities Act File No. 333-176860).

Item 26. Marketing Arrangements

See Exhibit 2(h) to this Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offer described in this Registration Statement:

Legal	$130,000
Printing and Mailing	43,925
SEC Registration Fee	5,737
FINRA Fees	5,500
Auditing fees and expenses	25,000
Other	9,838
Total	$220,000

Note: All amounts are estimates.

Item 28. Persons Controlled by or Under Common Control with the Registrant

None.

Item 29. Number of Holders of Shares

As of September 13, 2011, there are the following number of Record Holders:

Number of
Title of Class	Record Holders
Common Shares of Beneficial Interest	206

Item 30. Indemnification

Pursuant to the Agreement and Declaration of Trust of the Registrant, the Registrant has agreed to indemnify its trustees and officers against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting his capacity as officer or trustee of the Registrant by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Registrant or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified thereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person of the Registrant in connection with the Shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Credit Suisse acts as investment adviser to the Registrant. Credit Suisse renders investment advice to a wide variety of individual and institutional clients. The list required by this Item 31 of officers and Trustees of Credit Suisse, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Credit Suisse (SEC File No. 801-37170).

Item 32. Location of Accounts and Records

(1)                                  Credit Suisse High Yield Bond Fund
Eleven Madison Avenue
New York, New York 10010
(Fund’s Agreement and Declaration of Trust, Bylaws and minute books)

(2)                                  Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, New York 10010
(records relating to its functions as investment adviser)

(3)                                  State Street Bank and Trust Company
One Lincoln Street
Boston, Massachusetts 02111
(records relating to its functions as administrator, custodian and accounting agent)

(4)                                  Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940
(records relating to its functions as shareholder servicing agent)

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1) The Registrant hereby undertakes to suspend the offering of Shares until the prospectus is amended if:

(a)          Subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement; or

(b)         The net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

(2) Not applicable.

(3) Any securities not taken in a rights offering by shareholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

(4) The securities being registered will be offered on a delayed on continuous basis in reliance on Rule 415 under the Securities Act.  Accordingly, the Registrant undertakes

(a)          to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)          to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)          to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)          to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)         that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)          to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)         that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)          that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)          any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)          the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)          any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)                                  (a) The Registrant hereby undertakes that for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) The Registrant hereby undertakes that for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new

Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 13th day of December, 2011.

CREDIT SUISSE HIGH YIELD
BOND FUND

By:	/s/John G. Popp
John G. Popp
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

SIGNATURE	TITLE	DATE

/s/John G. Popp	Chief Executive Officer and President	December 13, 2011
John G. Popp

/s/ Michael A. Pignataro	Chief Financial Officer	December 13, 2011
Michael A. Pignataro

*	Chairman of the Board and Trustee	December 13, 2011
Enrique Arzac

*	Trustee	December 13, 2011
Terry F. Bovarnick

*	Trustee	December 13, 2011
James J. Cattano

*	Trustee	December 13, 2011
Lawrence J. Fox

*	Trustee	December 13, 2011
Steven N. Rappaport

*By:	/s/ Michael A. Pignataro
Michael A. Pignataro, as
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(h)	Sales Agreement.